15026921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Received JUN 16 2015 Wash.

SEC FILE NUMBER
8- 68371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVIATE GLOBAL US LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22nd FLOOR 777 THIRD AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE 603 380 5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC, CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
(Name – *if individual, state last, first, middle name*)

546 FIFTH AVENUE (Address) NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGG COHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVIATE GLOBAL US LLP, as of MARCH 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

6/12/15

Notary Public

PAMELA STARKS
Notary Public, State of New York
No. 01ST6280574
Qualified in New YorkCounty
Commission Expires May 06, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVIATE GLOBAL US LLP

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

MARCH 31, 2015

AVIATE GLOBAL US LLP

CONTENTS

MSPC
Certified Public Accountants and Advisors

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Committee of Aviate Global US LLP

We have audited the accompanying financial statements of Aviate Global US LLP ("the Company"), which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in partners' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Aviate Global US LLP's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviate Global US LLP as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in the pages following the financial statements has been subjected to audit procedures performed in conjunction with the audit of Aviate Global LLP's financial statements. The supplemental information is the responsibility of Aviate Global US LLP's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records,

as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934.

In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, NY

June 12, 2015

AVIATE GLOBAL US LLP

STATEMENT OF FINANCIAL CONDITION AS OF MARCH 31, 2015

Assets:	
Cash	$ 477,857
Commissions Receivable from Broker-Dealer	261,200
Deposit – Clearing Organization	100,000
Rent Deposit	85,859
Prepaid Expenses	34,110
Property and Equipment - Net of Accumulated Depreciation	149,672
Total Assets	$ 1,108,698
Liabilities and Partners' Capital:	
Liabilities:	
Accounts Payable and Accrued Expenses	$ 52,775
Deferred Rent	26,226
Income Taxes Payable	26,800
Due to Related Parties	12,855
Commission Sharing Payable to Partners	295,797
Total Liabilities	$ 414,453
Commitments and Contingencies	
Partners' Capital	694,245
Total Liabilities and Partners' Capital	$ 1,108,698

The accompanying notes are an integral part of these financial statements.

AVIATE GLOBAL US LLP

STATEMENT OF INCOME FOR THE YEAR ENDED MARCH 31, 2015

Revenues:	
Commissions	$ 3,749,904
Investment advisory income	190,267
Other Income	30,600
Total Revenue	3,970,771
Expenses:	
Commissions, Brokerage and Clearance Fees	1,077,614
Employee Compensation and Benefits	114,555
Communication and Data Processing	553,968
Rent and Utilities	166,329
Depreciation	53,256
Regulatory	14,253
Other Operating Expenses	36,789
Professional Fees	173,280
Compliance	36,287
Other Administrative	80,050
Total Expenses	2,306,381
Income Before Income Tax Provision	1,664,390
Provision for Income Taxes	63,439
Net Income	$ 1,600,951

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL FOR THE YEAR ENDED MARCH 31, 2015

Partners' Capital Balance at April 1, 2014	$ 469,487
Net Income	1,600,951
Partner's Contribution	250,000
Distributions to Partners	(1,626,193)
Partners' Capital Balance at March 31, 2015	$ 694,245

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED MARCH 31, 2015

Operating Activities:	
Net Income	$ 1,600,951
Adjustments to Reconcile Net Income to Net Cash (Provided by) Operating Activities:	
Depreciation	53,256
Deferred Rent	(15,010)
Changes in Assets and Liabilities:	
(Increase)/Decrease in:	
Commissions Receivable	48,141
Prepaid Expenses	68,011
Increase/(Decrease) in:	
Accounts Payable and Accrued Expenses	1,121
Income Taxes Payable	2,800
Due to Related Parties	(326,966)
Commission Sharing Payable to Partners	24,230
Net Cash Provided by Operating Activities	1,456,534
Investing Activities:	
Purchase of Property and Equipment	(11,524)
Net Cash Used for Investing Activities	(11,524)
Financing Activities:	
Partner contributions	250,000
Distributions to Partners	(1,626,193)
Net Cash Used for Financing Activities	(1,376,193)
Net Increase in Cash	68,817
Cash -Beginning of Year	409,040
Cash - End of Year	$ 477,857

Supplemental Cash Flows Disclosures:

Income Tax Payments	$ 60,639
Interest Payments	$ 1,392

The accompanying notes are an integral part of these financial statements.

[1] Organization and Nature of Business

Aviate Global LLC (the "LLC") was organized in the State of Delaware on August 10, 2009. On March 26, 2010, the LLC converted to a limited partnership, Aviate Global LP (the "LP"). On October 12, 2012, the LP converted to a limited liability partnership, Aviate Global US LLP (the "Company"). The Company is 79% owned by Aviate Global Holdings Ltd with the remaining 21% split between its US resident partners. Aviate Global Holdings Ltd is 100% owned by Aviate Global LLP, a company organized in the United Kingdom ("UK").

The Company has two classes of partners' interests and the rights, preferences, and privileges are as defined in the operating agreement. The Company's partners are not liable for any of the losses or liabilities of the Company beyond the amount of the Capital Contribution of such partner. The initial Capital of such partner is determined by the Management Committee and agreed by such partner on admission to the Company. The Company's partners are not required to contribute any further capital to the Company. The term of the Company will continue indefinitely unless sooner terminated by determination of the partners.

The rights, preferences and obligations are all the same for Class A and Class B units except the following two clauses:

> Available cash shall be distributed first to each of the Holders of Class B units and second to each of the holders of Class A units.
>
> Available cash from a sale of the Company's assets shall be distributed first to each of the Holders of Class B units and second to each of the holders of Class A units.

No profit share shall be allocable to Class B units, except to the extent any profits are distributed in respect of Class B units in respect of the above two clauses.

The Company is a broker dealer registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") and was organized principally to engage in research and trade execution for institutional investors. The Company ceased to be a member of National Futures Association in the year ended March 2015. The Company's main office is in New York executing US domestic market trades on behalf of US and European clients and it has an administrative support office in London, United Kingdom.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

[2] Summary of Significant Accounting Policies

[A] Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[B] Fair Value Measurements - ASC Topic 825, *Financial Instruments*, requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, commissions receivables from broker-dealer, deposit – clearing organization, rent deposit and prepaid expenses, accounts payable and accrued expenses, deferred rent, income taxes payable, amounts due to related parties and commission sharing payable to partners, the fair values were determined based on the near term maturities of such obligations.

[C] Receivables and Deposits with Broker - Receivables and deposits with broker represent payments receivable from customers for research services provided by the Company and cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker.

[D] Allowance for Doubtful Accounts - The Company estimates the allowance for doubtful accounts based upon a review of outstanding receivables and historical collection information by customer. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. Accounts receivable are written off when they are determined to be uncollectible. The Company considers all accounts receivable at March 31, 2015 to be collectible and no allowance for doubtful accounts is deemed necessary at March 31, 2015.

[E] Income Taxes - No provision for federal and state income taxes has been made in the accompanying financial statements as the Company is a partnership whereby payment of these income taxes is the responsibility of the partners. For New York City purposes, the Company is liable for the unincorporated business tax ("UBT"), which is imposed at 4% of income as determined by New York City tax law. The UBT returns are subject to examination for three years from the date filed or the due date, whichever is later.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. A valuation allowance to reduce deferred tax assets is established when deemed appropriate. There are no deferred taxes and valuation allowance at March 31, 2015.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The Company files income tax returns in the US jurisdiction, New York State and New York City. The returns for fiscal years ended March 31, 2011 through 2014 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the other administrative expense caption of the Statement of Income.

[F]Commissions –Commissions and related clearing expenses thereon relating to securities transactions are recorded on a trade date basis.

[G] Investment Advisory Income - Investment advisory fees are recognized as earned in the period to which they relate.

[H] Translation of Foreign Currencies -Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

[I]Cash and Cash Equivalents - Cash consists of amounts on deposit at financial institutions. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2015.

[J] Property and Equipment and Depreciation - Property and equipment are stated at cost. Expenditures which substantially increase the estimated useful lives of the assets are capitalized; maintenance and repairs are expensed as incurred. Depreciation is recorded on the straight line basis over the estimated useful lives of the assets or the remaining lease terms, if shorter.

[K] Long-Lived Assets Impairment - Certain long-term assets of the Company are reviewed when changes in circumstances require management to determine if their carrying values have become impaired, pursuant to guidance established in ASC Topic 360, *Property, Plant and Equipment.* Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations [undiscounted and without interest charges]. If impairment is deemed to exist, the asset will be written down to fair value. As of March 31, 2015, management expects these assets to be fully recoverable.

[L] Deferred Rent - The annual rental expense is calculated by using the straight line method over the lives of the leases. Deferred rental expense is recorded for the difference between actual payments the Company makes and the expense calculated on the straight line basis.

[M] Subsequent Events Evaluation - The Company has evaluated subsequent events through June 12, 2015, the date the financial statements were available to be issued.

[3] Property and Equipment - Net

Property and equipment are comprised of the following:

	Estimated Useful Life	March 31, 2015
Leasehold improvements	5 Years	$ 33,769
Office Equipments	5 Years	238,222
Total at cost		271,991
Less: Accumulated depreciation		(122,319)
		$ 149,672

[4] Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Company had net capital of $424,604, which was $396,974 in excess of its required minimum net capital of $27,630. The Company's ratio of aggregate indebtedness to net capital was 0.98 to 1.

[5] Credit/Concentration Risks

The Company maintains balances in financial institutions which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

At March 31, 2015, the Company had approximately $224,000 of cash balances on deposit that exceeded the federally insured amounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of March 31, 2015, the Company was not exposed to such risk.

For fiscal 2015, one customer accounted for 22% of the Company's total revenue. No other customers accounted for more than 10% of the total revenue.

The Company receives all its commission income from one clearing bank monthly in arrears. The receivable balance is approximately $261,000 as of March 31, 2015.

The Company does not require collateral or other security to support financial instruments subject to credit risk.

[6] Related Party Transactions

The Company, Aviate Global Holdings Limited a company registered in the US, Aviate Global LLP and Aviate Equities Limited, companies registered in the UK, are under common control.

As of March 31, 2015, the Company has a payable of $5,694 to Aviate Global LLP, after making payments of $1,384,596 to the indirect owner of the Company. There are no fixed repayment terms for this balance which is the remaining balance due after Aviate Global LLP recharged the following costs to the Company during the year ended March 31, 2015:

Commission payable	$608,236
Clearing costs	$170,561
Data processing costs	$100,000
Operations support	$ 80,000
IT support	$ 60,000
Other administrative expenses	$ 9,577

As of March 31, 2015, the Company has a payable of $7,161 to Aviate Global Holdings Limited.

[7] Retirement Plan

In December 2014, the Company initiated a defined contribution 401(K) plan (the "Plan"). To be eligible for the Plan, an employee must be at least twenty-one years of age, be employed at least twelve months and accumulate at least one-thousand actual work hours during those twelve months. Eligible employees may defer a portion of their annual compensation up to the maximum amount permissible by law. The Company may, at its discretion, match contributions by individual participants up to 5% of compensation, as defined. For the year ended March 31, 2015, the Company's match was approximately $46,000.

[8] Commitments and Contingencies

The Company has agreed with its United States partners who are the holders of Class A units to pay them annually the greater of specified guaranteed amounts or commissions based on contracted rates. For the year ended March 31, 2015, the combined amount of guaranteed payments was $880,000. Each partner's commission amount exceeded his guarantee payment.

The Company leases its office space under a lease agreement that will expire on September 27, 2017. For the year ended March 31, 2015, the rent expense was approximately $153,000. The future minimum rental payments required under the lease for the years ended March 31 are as follows:

2016	$ 181,083
2017	184,973
2018	93,470
	$ 459,526

The Company subleases a portion of its office space under a sublease agreement that will expire on July 31, 2015. For the year ended March 31, 2015, sublease rental income was approximately $30,600, which is included in the Other Income caption within the Statement of Income. The future minimum rental payments required under the sublease for the years ended March 31 are as follows;

2016	$ 10,400

AVIATE GLOBAL US LLP

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED MARCH 31, 2015

Net Capital:	
Total Partners' Capital	$ 694,245
Non-Allowable Assets	(269,641)
Net Capital	$ 424,604
Aggregate Indebtedness:	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 52,775
Deferred Rent	26,226
Income Taxes Payable	26,800
Due to Related Parties	12,855
Commission Sharing Payable to Partners	295,797
Total Aggregate Indebtedness	$ 414,453
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required:	
A. Based On Aggregate Indebtedness	27,630
B. Based On Minimum Dollar Requirement	5,000
Net Capital Requirement (Greater of A or B)	$ 27,630
Excess Net Capital	$ 396,974
Excess Net Capital at 1000%	$ 383,159
Ratio: Aggregate Indebtedness to Net Capital	0.98 To 1

Reconciliation with Company's computation

Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 497,575
Adjustment for bonus accrual	(175,000)
Adjustment to net off related party debtor and creditor	102,029
Audit adjustments	-
Audited net capital	$ 424,604

See Report of Independent Registered Public Accounting Firm

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

MSPC
Certified Public Accountants and Advisors
An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Committee of Aviate Global US LLP

We have reviewed management's statements, included in the accompanying management statement regarding compliance with the exemption provisions of SEC Rule 15c3-3, in which (1) Aviate Global US LLP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Aviate Global US LLP claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii). (the "exemption provisions") and (2) Aviate Global US LLP stated that Aviate Global US LLP met the identified exemption provisions throughout the most recent fiscal year without exception. Aviate Global US LLP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aviate Global US LLP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M&PC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
June 12, 2015

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

AVIATE GLOBAL US LLP

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5 FOR THE YEAR ENDED MARCH 31, 2015

Aviate Global US LLP is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Aviate Global US LLP operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Gregg Cohen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Gregg Cohen, Managing Partner

MSPC
Certified Public
Accountants and Advisors
A Professional Corporation

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Management Committee of Aviate Global US LLP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015 , which were agreed to by Aviate Global US LLP , and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Aviate Global US LLP 's compliance with the applicable instructions of Form SIPC-7. Aviate Global US LLP's management is responsible for Aviate Global US LLP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015 , as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015 , noting a difference of $4,612;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting a difference of $90;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MSPC

MSPC
Certified Public Accountants and Advisors
A Professional Corporation

New York, NY

June 12th, 2015

SIPC-7

33-REV 7/10

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 3.31.2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

33-REV 7/10

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068371 FINRA MAR
AVIATE GLOBAL (US) LLP
22 GANTON ST
LONDON W1F 7FD
UNITED KINGDOM

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ken George 603-380-5435

2. A. General Assessment (item 2e from page 2)		$ 9,271
B. Less payment made with SIPC-6 filed (exclude interest) 10/29/14 Date Paid		4,659
C. Less prior overpayment applied		
D. Assessment balance due or (overpayment)		4,612
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,612
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,612	
H. Overpayment carried forward	$	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aviate Global (US) LLP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 8th day of June, 20 15

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2014
and ending 3/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3,970,770

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 262,384

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 262,384

2d. SIPC Net Operating Revenues — $ 3,708,386

2e. General Assessment @ .0025 — $ 9,271

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